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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: BTMUC Service Corp.
NKA - BTMU Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO. 155964

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Huntington Avenue (Suite 400)
(No. and Street)

Boston	Massachusetts	02199
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Cederlund (617) 573-9000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkeley Street	Boston	Massachusetts	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 24 2012
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (06-02)

BTMUC SERVICE CORP.
(SEC I.D. No.8-68756)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

BTMUC SERVICE CORP.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

AFFIRMATION

I, David Cederlund, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BTMUC Service Corp. ("BTMUCSC"), a wholly owned subsidiary of BTMU Capital Corporation, for the year ended December 31, 2011, are true and correct. I further affirm that neither BTMUCSC nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature　　　　Date

President
Title

Notary Public　Commission expires August 5, 2016

Deloitte

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
BTMUC Service Corp.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of BTMUC Service Corp. (the "Company"), a wholly owned subsidiary of BTMU Capital Corporation, as of December 31, 2011, and the related statements of operations, cash flows, and changes in shareholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 1 and 3, the financial statements include significant transactions with an affiliate and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2012

BTMUC SERVICE CORP.

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 755,204
Franchise tax receivable	26,524
Loan receivable from affiliate	3,915,051
Interest receivable from affiliate	2,344
Total Assets	$ 4,699,123

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 45,000
Total Liabilities	45,000
Shareholder's Equity:	
Common stock $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Retained earnings	4,653,123
Total Shareholder's Equity	4,654,123
Total Liabilities and Shareholder's Equity	$ 4,699,123

See notes to financial statements.

BTMUC SERVICE CORP.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue:	
Interest income	$ 30,064
Expenses:	
Salaries and benefits	250,516
Professional fees	45,000
Occupancy expense	26,416
Technology expense	22,998
Other	12,382
	357,312
Net loss before income tax benefit	(327,248)
Income tax provision	
Net loss	$ (327,248)

See notes to financial statements.

BTMUC SERVICE CORP.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (327,248)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in loan receivable from affiliate for allocated operating expenses	304,490
Increase in loan receivable from affiliate for interest income	(25,268)
Increase in franchise tax receivable	(12,551)
Increase in accrued expenses	45,000
Increase in federal taxes payable	(4,793)
Net cash used in operating activities	(20,370)
CASH FLOWS FROM INVESTING ACTIVITIES—	
Payments received on loan receivable from affiliate	750,000
NET INCREASE IN CASH AND CASH EQUIVALENTS—	729,630
CASH AND CASH EQUIVALENTS—Beginning of year	25,574
CASH AND CASH EQUIVALENTS—End of year	$ 755,204
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Income taxes paid	$ 4,796

See notes to financial statements.

BTMUC SERVICE CORP.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Retained Earnings	Total
Balance, December 31, 2010	$ 1,000	$ 4,980,371	$ 4,981,371
Net loss		(327,248)	(327,248)
Balance, December 31, 2011	$ 1,000	$ 4,653,123	$ 4,654,123

See notes to financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

BTMUC Service Corp. ("BTMUCSC" or the "Company") is a wholly owned subsidiary of BTMU Capital Corporation ("BTMUCC" or "Parent Company"), which in turn is a wholly owned subsidiary of Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU"). The Company was approved to commence business operations as a broker-dealer on July 15, 2011.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged primarily in debt and equity lease placement and syndication activities and provides related consulting services to third-party investors in the areas of transaction structuring, credit analysis and project financing. The Parent Company or an affiliate company may participate on a debt or equity basis in these lease transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Fees are recognized as income in the period in which services are rendered. There were no fees earned in 2011.

Cash and Cash Equivalents - The Company has defined cash and cash equivalents in the statements of cash flows as cash and short-term investments with original maturities of less than three months.

Income Taxes - The Company's results of operations are included in the Parent Company consolidated federal and state returns. Pursuant to a tax sharing agreement, the Company computes its income taxes on a separate company basis. The Company believes the method for allocating income tax expense, pursuant to their tax sharing agreement is systematic, rational, and consistent with the broad principles of the accounting for income taxes. Deferred taxes are determined based on the estimated future tax effects of the difference between the financial statements and the tax basis of assets and liabilities, given the provision of the enacted tax laws. Valuation allowances are recorded as necessary to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued) - The Company also assesses the probability that the positions taken or expected to be taken in income tax returns will be sustained by taxing authorities. A "more likely than not" (more than 50 percent) recognition threshold must be met before a tax benefit can be recognized. Tax positions that are more likely than not to be sustained are reflected in the Company's financial statements. Tax positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The difference between the benefit recognized for a position and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits as a component of operating and administrative expense in the statements of income and accrued interest and penalties within liabilities in the statements of financial condition.

3. TRANSACTIONS WITH AFFILIATES

The Company pays fees under a management services agreement to BTMUCC for providing various financial, administrative, and support services. Expenses related to these services totaled $304,490 for 2011 and consisted of $250,516 of salaries and benefits, $26,416 of occupancy expense, $22,998 of technology expense and $4,560 of other expense.

Loan receivable from affiliate of $3,915,051 consist of amounts due from BTMUCC under a credit line renewable annually in June. Advances to BTMUCC have no fixed repayment date, are unsecured, and bear interest at a variable rate. Interest income on the advances of the affiliate are computed at the one month BTMU LIBOR (defined as the rate offered by BTMU, through its London branch, on certain deposits maintained with it) plus 40 basis points (0.63% at December 31, 2011) amounting to $30,064 for the year ended December 31, 2011. The current credit line of $10,000,000 to BTMUCC expires in June 2012. The Company expects the credit line will be renewed.

4. INCOME TAXES

The Company provides for federal and state income taxes as if it were a stand-alone company for federal and state income tax reporting purposes. The Company files a consolidated federal income tax return with its Parent Company and a combined state return with other members of its affiliated group.

There was no current or deferred tax provision or benefit in 2011.

At December 31, 2011, the Company had a deferred tax asset of $998,314, of which $879,377 is related to an alternative minimum tax credit, and the remaining $118,937 is related to the current year net operating loss carryforward. The alternative minimum tax credit is available to carryforward indefinitely, while the net operating loss carryforward will expire in 2032 if not utilized. The Company recorded a full valuation allowance against its deferred tax asset as it is not more likely than not that the asset will be realized based upon all available evidence.

The Company also had a franchise tax receivable of $26,524 resulting from an overpayment of Massachusetts net worth tax during tax years 2010 and 2011.

For 2011, the income tax benefit differed from the amount computed by applying the federal statutory rate of 35% due primarily to the valuation allowance which reduced deferred tax assets to zero.

The Parent Company and its subsidiaries file income tax returns in various jurisdictions. Management has determined that there were no uncertain tax positions as of or during the year ended December 31, 2011. For federal, state and local tax jurisdictions, tax years 2010 and 2011 are open for examination.

5. NET CAPITAL REQUIREMENTS AND RESERVE REQUIREMENTS

The Company is registered as a broker-dealer with the SEC and is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2011, the Company's net capital and minimum required net capital were $710,204 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was approximately .063 to 1.

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate estimated fair value.

7. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2011 through February 27, 2012, which is the date the financial statements were issued. There have been no material subsequent events that have occurred that would require disclosure in or adjustments to the financial statements as of December 31, 2011, except as described below.

Effective January 1, 2012 the Company changed its name from BTMUC Service Corp. to BTMU Financial Services, Inc.

* * * * * *

SUPPLEMENTAL SCHEDULES

BTMUC SERVICE CORP.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

TOTAL OWNERSHIP EQUITY	$	4,654,123
NONALLOWABLE ASSETS:		
Franchise tax receivable		(26,524)
Loan receivable from affiliate		(3,915,051)
Interest receivable from affiliate		(2,344)
		(3,943,919)
NET CAPITAL		710,204
MINIMUM NET CAPITAL REQUIRED (the greater of 6-2/3% of total aggregate indebtedness or $5,000)		5,000
EXCESS NET CAPITAL	$	705,204
Computation of Aggregate Indebtedness		
Total aggregate indebtedness from statement of financial condition	$	45,000
Ratio of aggregate indebtedness to net capital		0.063

There are no material differences between the amounts presented above and the amounts included in the Company's corresponding unaudited amended FOCUS Report filed on February 23, 2012

BTMUC SERVICE CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2011

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

Deloitte

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Shareholder of
BTMUC Service Corp.
Boston, Massachusetts

In planning and performing our audit of the financial statements of BTMUC Service Corp. (the "Company"), a wholly owned subsidiary of BTMU Capital Corporation, as of and for the year ended December 31, 2011, (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding transactions with an affiliate), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2012